Exhibit 99.1

GERDAU S.A. Publicly-held Company CNPJ: 33.611.500/0001-19 NIRE: 33.3.0003226.6	AÇOS VILLARES S.A. Publicly-held Company CNPJ: 60.664.810/0001-74 NIRE: 35.3.0001089.2	METALÚRGICA GERDAU S.A. Publicly-held Company CNPJ: 92.690.783/0001-09 NIRE: 43300001504

NOTICE TO SHAREHOLDERS

METALÚRGICA GERDAU S.A. (BM&FBOVESPA: GOAU3 and GOAU4), GERDAU S.A. (BM&FBOVESPA: GGBR3 and GGBR4, NYSE: GGB, LATIBEX: XGGB) (“Gerdau”) and AÇOS VILLARES S.A. (BM&FBOVESPA: AVIL3) (“Villares”), consequent to the merger of Prontofer Serviços de Construção Ltda. (“Prontofer”) and Villares with Gerdau, approved at the Extraordinary General Meetings and the Partners’ Meeting held on this date, (“Merger”), hereby announce the following to the public:

Swap ratio of shares / quotas

1.     The following swap ratios were approved, according to the Material Fact and the Protocols and Justification of Merger, announced earlier:

a.               Each partner of Prontofer receives one (1) common or preferred share of Gerdau for every 22.247601 quotas of Prontofer held by him; and

b.              Each shareholder of Villares receives one (1) preferred share of Gerdau for every twenty-four (24) common shares of Villares held by him.

Credit of Gerdau Shares and Fractions

2.     The Gerdau shares that will be attributed in replacement of the rights of the partners/shareholders of Prontofer and Villares will be credited on 02/10/2011. Till 02/04/2011 (inclusive), Villares shareholders may, at their sole discretion, adjust their stockholdings, through purchase or sale, or through private trading or through brokerage firms authorized to operate in the BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), such that after the swap of Villares shares for Gerdau shares, they hold only whole lots of Gerdau shares.

3.     The Gerdau shares that could not be wholly attributed to each partner of Prontofer or shareholder of Villares will be grouped and sold on the BM&FBOVESPA through an auction and the proceeds will be divided proportionally among the holders of the fractions. The amount obtained from the sale of fractions will be credited within 30 business days from the receipt of the auction proceeds. For shareholders that have not furnished their bank account number or whose registration details are not updated, the sale proceeds will be available at the depositary institution — Itaú Corretora de Valores S.A.

Withdrawal Rights

4.     In light of Prontofer partners’ consent to the merger of Prontofer with Gerdau, as ratified at the Meeting of the Partners of Prontofer held on this date, they will not exercise the withdrawal rights in Prontofer and hence Article 1,077 of Law 10,406/02 will not be applicable.

5.     Pursuant to Item 2 of Article 137 of Law 6,404/76, shareholders of Villares that did not vote for the Merger at the Villares shareholders meeting on this date or who abstained from voting or who were absent at the meeting, may, through a written notice to the company, exercise the withdrawal rights on the common shares of Villares they provenly held on December 14, 2010, the day immediately before the publication date of the Material Fact on December 15, 2010. Thus, shareholders of Villares who acquired shares after December 15, 2010 (inclusive) will not be entitled to said withdrawal rights, pursuant to Item 1 of Article 137 of Law 6,404/76.

6.     The period for exercising the withdrawal rights, according to law, will be thirty (30) days from the date of publication of the minutes of the shareholders’ meeting that approved the merger, starting on 01/04/2011 and ending on 02/02/2011.

7.     If said right is exercised, the reimbursement amount to be paid by Villares pursuant to Article 45, Item 1 of Law 6,404/76, will correspond, in Reais, to the book equity value of Villares’ share on December 31, 2009, that is, R$0.182473 per common share, except for the right to prepare a special balance sheet.

8.     Shareholders, whose Villares shares are deposited with BM&FBOVESPA, may exercise said right through their custody agents, If they wish.

9.     Shareholders, whose shares are directly held by Itaú Corretora de Valores S.A., the depositary institution for the book-entry shares of Villares, should exercise the withdrawal rights by 02/02/2011 at the specialized branches offering shareholder services, located at the following addresses: São Paulo (SP): R. Boa Vista, 176 — 1 Subsolo - Centro - CEP: 01092-900; Rio de Janeiro (RJ): R. Sete de Setembro, 99 — Subsolo - Centro — CEP: 20050-005; Belo Horizonte (MG): Av. João Pinheiro, 195 — Subsolo - Centro — CEP: 30130-180; Porto Alegre (RS): R. Sete de Setembro, 746 — Térreo - Centro — CEP: 90010-190; Curitiba (PR): R. João Negrão, 65 — Sobreloja - Centro — CEP: 80010-200; Brasília (DF): SCS Quadra 3 — Edif. D’Angela, 30 — Bloco A, Sobreloja - Centro — CEP: 70300-500; Salvador (BA): Av. Estados Unidos, 50 - 2º Andar - (Ed. Sesquicentenário) - Comércio - CEP: 40020-010.

10.   Except in case of any request for the preparation of a special balance sheet, the reimbursement amount for each shareholder that exercised said right will be credited on February 7, 2011, according to the banking information provided by the above-mentioned depositary institution.

11.   Shareholders, whose registration information does not include their Individual or Corporate Taxpayers’ Id (CPF/CNPJ) or the bank, branch and current account number, and who exercise said withdrawal rights, will have their reimbursement amount credited only from the third business day after they have updated their registration details at Banco Itaú S.A., which may be made at any branch or through a letter addressed to the Shares and Debentures Unit — Av. Engenheiro Armando de Arruda Pereira, 707/9º andar, Torre Eudoro Vilela, CEP: 04344-902, Jabaquara, São Paulo — SP.

Trading and Extinguishment

12.   If the managements do not use the option envisaged in Item 3 of Article 137 of Law 6,404/76, the registration of Villares as a publicly held company will be canceled on account of its extinguishment. The shares of Villares will be traded on the BM&FBOVESPA till February 4, 2011.

Rio de Janeiro, December 30, 2010

Osvaldo Burgos Schirmer

Investor Relations Officer of

Metalúrgica Gerdau S.A.,

Gerdau S.A. and

Aços Villares S.A.